NEWS RELEASE

Endeavour Drilling Continues to Intersect Multiple High Grade Veins
in Deep Santa Cruz Zone, Guanacevi Mines Project, Durango, Mexico

May 31, 2006 – Vancouver, Canada – – Endeavour Silver Corp. (EDR: TSX, EDRGF: PNK, and EJD: FSE) reports that the underground drilling program in the Deep Santa Cruz Zone at the Guanacevi Mines Project in Durango, Mexico continues to intersect multiple high grade veins.

Recent drilling highlights include 1277 gpt silver and 6.24 gpt gold over 0.90 m (46.3 oz/ton Ag equivalents over 3.0 ft) in hole DSC1-12 and 486 gpt silver and 0.67 gpt gold over 7.75 m (15.1 oz/ton Ag equivalents over 25.4 ft) in hole DSC2-12, as follows:

Deep Santa Cruz Drill Results

Hole	From	Length	Silver	Gold	Ag Equivalent
(No.)	(m)	(m)	(gpt)	(gpt)	(opt)	(ft)

DSC1-12	97.15	2.55	361	0.38	11.1	8.4
and	101.95	2.95	469	0.29	14.1	9.7
Incl.	102.60	0.90	1,277	6.24	46.3	3.0

DSC2-9	56.50	2.35	177	0.38	5.7	7.7
and	115.35	4.75	279	0.87	9.4	15.6
and	233.70	2.35	176	2.98	9.5	7.7

DSC2-10	38.85	5.30	327	1.00	11.0	17.4
Incl.	41.15	0.30	1,557	0.93	46.7	1.0
and	96.60	2.00	306	0.30	9.4	6.6

DSC2-11	114.15	0.55	1,195	0.99	36.3	1.8
and	118.50	2.35	351	0.10	10.4	7.7
and	132.35	0.80	1,194	0.10	35.0	2.6

DSC2-12	27.45	2.95	200	0.32	6.3	9.7
and	39.95	3.55	252	0.82	8.5	11.6
and	44.70	5.50	371	1.20	12.6	18.0
and	128.75	7.75	486	0.67	15.1	25.4
Incl.	133.75	2.05	1,112	1.35	34.4	6.7

True widths are 65% to 80% of core lengths. Silver equivalents are based on a 50 silver : 1 gold ratio.

The Deep Santa Cruz Zone is located one kilometer southeast of Endeavour’s new Porvenir Mine along the same Santa Cruz vein and lies below the lowest mine level #13 in the Santa Cruz Mine. It is the deep extension of the historic Santa Cruz ore-body, mined originally by the Spanish over 400 years ago, and drilled by Industrias Penoles in the 1980’s. However, in this area, the Santa Cruz vein has splayed into several parallel veins, each of which can carry economic grades over mineable widths, including one main vein very similar to the one in the Porvenir Mine that appears to thicken with depth.

Endeavour has now completed 24 drill holes using one drill rig from two underground cross-cuts in the Santa Cruz Mine to confirm and extend the Deep Santa Cruz resource area for over 200m below level #13 and 200m along strike, still open along strike and down dip to the northwest (see Deep Santa Cruz longitudinal section and April 19, 2006 news release on Company Website). An additional 6 holes have been drilled from crosscut #2, sampled and sent out for assays.

Because the Deep Santa Cruz Zone is still open to the northwest, an extension of crosscut #2 will be driven to establish a new drill station to the northwest. Drilling continues on the Guanacevi Mines Project with four drill rigs, one underground in the Deep Santa Cruz Zone and three on surface working near the Porvenir Mine and other prospective zones and targets on the project.

Endeavour Silver Corp. (EDR: TSX, EDRGF: PNK, and FSE: EJD) is a silver mining company focused on the growth of its silver production, resources and reserves in Mexico. The expansion program now underway at the high grade Santa Cruz silver mine in Durango, Mexico, should propel Endeavour into the ranks of the top five primary silver producers in the world.

On Behalf of the Board of Directors,
ENDEAVOUR SILVER CORP.

/s/ “Bradford J. Cooke”

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements.